Exhibit 99(b)

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Twelve Months Ended September 30, 2011	Twelve Months Ended September 30, 2010
	(millions of dollars)
Net income	$367	$142	$438	$136
Income tax expense (benefit)	72	(59)	89	(82)
Interest expense and related charges	259	233	341	305

EBITDA	$698	$316	$868	$359
Oncor Holdings distributions	64	141	91	239
Interest income	(463)	(76)	(596)	(80)
Equity in earnings of unconsolidated subsidiary (net of tax)	(235)	(240)	(272)	(278)

Adjusted EBITDA per Incurrence Covenant	$64	$141	$91	$240
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,206	1,053	1,508	1,248

Adjusted EBITDA per Restricted Payments Covenant	$1,270	$1,194	$1,599	$1,488